Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2018, 2017 and 2016

Almaden Minerals Ltd.

December 31, 2018, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Almaden Minerals Ltd. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2018, 2017, and 2016 and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017 and its financial performance and its cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

Without qualifying our opinion on the consolidated financial statements, we draw attention to Note 3 to the financial statements, which indicates that the Company has changed its method of accounting for financial instruments in 2018 due to adoption of IFRS 9 – Financial Instruments.

Basis for Opinion

A - Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Other Matters

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 14, 2019

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 11)	5,080,580	16,334,534
Accounts receivable and prepaid expenses (Note 4)	404,416	368,963
	5,484,996	16,703,497

Non-current assets
Deposit on mill equipment (Note 5)	-	4,923,209
Property, plant and equipment (Note 6)	13,764,928	372,292
Exploration and evaluation assets (Note 7)	54,678,470	44,804,198
	68,443,398	50,099,699
TOTAL ASSETS	73,928,394	66,803,196

LIABILITIES
Current liabilities
Trade and other payables (Note 9 (b))	1,128,407	638,001

Non-current liabilities
Deferred income tax liability (Note 12)	1,434,882	1,434,882
Total liabilities	2,563,289	2,072,883

EQUITY
Share capital (Note 8)	127,022,366	118,054,463
Reserves (Note 8)	16,706,832	15,528,276
Deficit	(72,364,093)	(68,852,426)
Total equity	71,365,105	64,730,313
TOTAL EQUITY AND LIABILITIES	73,928,394	66,803,196

Commitments (Note 13)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 14, 2019.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

		Year ended December 31,
	2018	2017	2016
Expenses	$	$	$
Professional fees	602,402	567,877	420,684
Salaries and benefits (Note 9(a))	1,858,788	1,480,745	1,381,060
Travel and promotion	267,832	286,920	259,840
Depreciation (Note 6)	28,277	28,274	27,039
Office and license (Note 9(b))	127,678	145,965	120,972
Rent (Note 9(b))	191,829	173,891	146,759
Stock exchange fees	158,304	164,075	115,364
Insurance	66,942	55,007	60,499
Transfer agent fees	20,943	33,919	23,370
Directors’ fees (Note 9(a))	70,000	70,000	41,000
General exploration expenses	-	-	1,467
Share-based payments (Note 8(d) and 9(a))	1,308,740	2,693,070	1,869,010
	4,701,735	5,699,743	4,467,064

Other income (loss)
Interest and other income (Note 9(b))	950,352	654,741	550,271
Loss on sale of property, plant and equipment (Note 6)	-	(1,760)	(3,985)
Foreign exchange gain (loss)	239,716	(184,533)	(102,726)
	1,190,068	468,448	443,560
Loss before income taxes	(3,511,667)	(5,231,295)	(4,023,504)
Deferred income tax recovery (Note 12)	-	-	-
Net loss for the year	(3,511,667)	(5,231,295)	(4,023,504)

Total comprehensive loss for the year	(3,511,667)	(5,231,295)	(4,023,504)

Basic and diluted net loss per share (Note 10)	(0.03)	(0.05)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2018	2017	2016
	$	$	$
Operating activities
Net loss for the year	(3,511,667)	(5,231,295)	(4,023,504)
Items not affecting cash
Depreciation	28,277	28,274	27,039
Unrealized foreign exchange	-	-	9,575
Loss on disposal of property, plant and equipment	-	1,760	3,985
Share-based payments	1,308,740	2,693,070	1,869,010
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	(35,453)	11,935	2,566
Trade and other payables	290,182	(178,511)	(209,807)
Net cash used in operating activities	(1,919,921)	(2,674,767)	(2,321,136)
Investing activities
Deposit on mill equipment	(7,694,900)	(3,642,826)	(324,600)
Property, plant and equipment – purchase	(802,804)	(305,074)	(22,538)
Exploration and evaluation assets – costs	(9,674,048)	(8,860,153)	(5,177,485)
Net cash used in investing activities	(18,171,752)	(12,808,053)	(5,524,623)
Financing activities
Issuance of shares, net of share issue costs	8,838,441	19,115,418	4,091,646
Options exercised	16,560	1,105,290	143,490
Share issuance cost on cashless exercise of options (Note 8(d))	(17,282)	(203,232)	-
Warrants and finders’ warrants exercised	-	2,029,872	7,157,851
Net cash from financing activities	8,837,719	22,047,348	11,392,987

Change in cash and cash equivalents	(11,253,954)	6,564,528	3,547,228
Cash and cash equivalents, beginning of year	16,334,534	9,770,006	6,222,778
Cash and cash equivalents, end of year	5,080,580	16,334,534	9,770,006

Supplemental cash and cash equivalents information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2016	78,062,984	83,757,687	11,323,063	499,574	11,822,637	(59,597,627)	35,982,697
Share-based payments	-	-	1,869,010	-	1,869,010	-	1,869,010
Private placements, net	3,229,082	4,073,728	-	-	-	-	4,073,728
Finders' warrants issued pursuant to private placement	-	-	-	17,918	17,918	-	17,918
Shares issued for cash on exercise of finders’ warrants	35,200	27,104	-	-	-	-	27,104
Fair value of finders’ warrants transferred to share capital	-	5,984	-	(5,984)	(5,984)	-	-
Shares issued for cash on exercise of warrants	4,592,667	7,130,747	-	-	-	-	7,130,747
Shares issued for cash on exercise of stock options	182,000	143,490	-	-	-	-	143,490
Fair value of cash stock options transferred to share capital	-	43,180	(43,180)	-	(43,180)	-	-
Shares issued on cashless exercise of stock options	63,510	-	-	-	-	-	-
Fair value of cashless stock options transferred to share capital	-	108,300	(108,300)	-	(108,300)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(4,023,504)	(4,023,504)
Balance, December 31, 2016	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,308,740	-	1,308,740	-	1,308,740
Private placements, net	9,440,000	8,838,441	-	-	-	-	8,838,441
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(3,511,667)	(3,511,667)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2018.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

(d)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates (Continued)

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 7 and 12).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

(b)	Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)	Financial instruments

The Company has initially adopted IFRS 9, Financial Instruments (“IFRS 9”) from January 1, 2018. The effect of initially applying this standard did not have a material impact on the Company’s financial statements. A number of other new standards are also effective from January 1, 2018, however, were also deemed to not have a material impact on the Company's financial statements.

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). There was no material impact to the Company’s consolidated financial statements as a result of transitioning to IFRS 9.

The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(i)	Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets held to maturity, loans and receivables, and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c)	Financial instruments (continued)

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable are classified at amortized cost.

(ii)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

The adoption of the ECL impairment model had no impact on the carrying amounts of the Company's financial assets on the transition date, given the accounts receivable are substantially all current and there has been minimal historical customer default. Neither cash and cash equivalents or accounts receivable have been subject to historical credit risk.

(d)	Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Automotive equipment	30%
Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	Straight line over mine life (11 years)

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets (Continued)

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(h)	Income taxes (Continued)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

(j)	Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(k)	Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)	Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 10).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)	Application of new and revised accounting standards effective January 1, 2018

The following new accounting standards and amendments which the Company adopted and are effective for the Company's annual consolidated financial statements commencing January 1, 2018:

Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company determined that the adoption of this standard did not have a significant impact on its future consolidated financial statements.

(n)	Future accounting standards

Certain pronouncements were issued by the IASB or IFRIC but are not yet effective as at December 31, 2018. The Company intends to adopt these standards and interpretations when they become effective. The Company does not expect these standards to have an impact on its consolidated financial statements. Pronouncements that are not applicable to the Company have been excluded from those described below.

The following are the accounting standards issued but not yet effective.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16, Leases ("IFRS 16") which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low-value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company went through the process of reviewing contracts and identifying those that might be relevant under the new standard. Specific leases identified for further review included office leases and an equipment/service contract for a printer. Based on the assessment of the standard, the Company estimates that it will recognize as a lessee, the right-of-use lease assets and related liabilities for existing operating leases of approximately $400,000.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2018	2017
Accounts receivable (Note 9(b))	$300,700	$243,971
Prepaid expenses	103,716	124,992
	$404,416	$368,963

At December 31, 2018, the Company has recorded value added taxes of $444,994 (2017 - $444,729) included in exploration and evaluation assets as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Deposit on mill equipment

On October 16, 2015, the Company entered into a Mill Purchase Option Agreement (the “Agreement’) to acquire the Rock Creek mill. Pursuant to the Agreement, Almaden has the exclusive right and option to purchase the mill for total cash payments of $6,500,000 USD (completed), plus the issuance of 407,997 common shares (issued with a fair value of $273,358), subject to adjustment in certain circumstances (the “Option”).

Deposit on mill equipment consisted of the following payments:

	$	$
	USD	CAD
Balance, December 31, 2016		1,280,383
Additions: purchase price deposits	2,000,000	2,647,600
Additions: mobilization payments	767,500	995,226
Balance, December 31, 2017		4,923,209
Additions: purchase price deposits	3,750,000	4,876,500
Additions: mobilization payments	2,211,300	2,818,400
		12,618,109
Transfer to property, plant and equipment		(12,618,109)
Balance, December 31, 2018		-

Almaden has exercised the Option by making the final option payment on June 12, 2018 for $3,750,000 USD ($4,876,500 CAD). As such, during the year ended December 31, 2018, Almaden obtained ownership and title to the mill equipment, and transferred the balance to property, plant and equipment (Note 6).

A mobilization plan is in progress to move the Rock Creek mill from Nome, Alaska to the Tuligtic property. Mill mobilization payments of $2,211,300 USD ($2,818,400 CAD) were paid during the year ended December 31, 2018 for the dismantlement of the mill.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

6.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2017	110,040	154,093	247,199	189,563	51,760	245,647	265,997	1,264,299
Additions	-	4,126	1,697	7,204	-	-	789,777	802,804
Transfer from deposit on mill equipment	-	-	-	-	-	-	12,618,109	12,618,109
December 31, 2018	110,040	158,219	248,896	196,767	51,760	245,647	13,673,883	14,685,212

Accumulated depreciation
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007
Depreciation	-	4,444	10,176	8,089	479	5,089	-	28,277
December 31, 2018	110,040	138,928	223,878	172,300	49,845	225,293	-	920,284

Carrying amounts
December 31, 2017	-	19,609	33,497	25,352	2,394	25,443	265,997	372,292
December 31, 2018	-	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928

The Company acquired the Rock Creek mill (Note 5) on June 12, 2018. As at December 31, 2018, mill equipment of $13,673,883 is recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use, which will commence once the Company enters the commercial production phase.

On August 9, 2018, the Company paid $250,000 USD ($326,000 CAD) to extend the mill storage in Alaska, USA for one additional year. On July 1, 2018, an additional mill mobilization payment of $352,200 USD ($463,777 CAD) was made. Both these transactions were recorded in mill equipment under property, plant and equipment.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Automotive equipment	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$	$
Cost
December 31, 2016	146,569	135,064	231,451	185,263	51,760	245,647	-	995,754
Additions	-	19,029	15,748	4,300	-	-	265,997	305,074
Disposals	(36,529)	-	-	-	-	-	-	(36,529)
December 31, 2017	110,040	154,093	247,199	189,563	51,760	245,647	265,997	1,264,299

Accumulated depreciation
December 31, 2016	144,559	131,569	204,742	155,024	48,766	213,842	-	898,502
Disposals	(34,769)	-	-	-	-	-	-	(34,769)
Depreciation	250	2,915	8,960	9,187	600	6,362	-	28,274
December 31, 2017	110,040	134,484	213,702	164,211	49,366	220,204	-	892,007

Carrying amounts
December 31, 2016	2,010	3,495	26,709	30,239	2,994	31,805	-	97,252
December 31, 2017	-	19,609	33,497	25,352	2,394	25,443	265,997	372,292

During the year ended December 31, 2017, the Company disposed certain of its property, plant and equipment for $Nil proceeds and recorded a loss on disposal of property, plant and equipment of $1,760.

The Company has acquired containers to begin a mobilization plan to move the Rock Creek mill from Nome, Alaska to Mexico. As at December 31, 2017, container costs of $199,952 and crane of $66,045 are recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	1,622,374	-	1,622,374
Closing balance - (December 31, 2018)	9,159,951	1	9,159,952
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the period
Drilling and related costs	993,311	-	993,311
Professional/technical fees	59,038	-	59,038
Claim maintenance/lease costs	145,524	-	145,524
Geochemical, metallurgy	742,157	-	742,157
Technical studies	4,510,034	-	4,510,034
Travel and accommodation	457,968	-	457,968
Geology, geophysics and exploration	568,476	-	568,476
Supplies and misc.	168,725	-	168,725
Environmental	161,671	-	161,671
Value-added tax (Note 4)	444,994	-	444,994
Total deferred exploration costs during the period	8,251,898	-	8,251,898
Closing balance - (December 31, 2018)	45,518,518	-	45,518,518
Total exploration and evaluation assets	54,678,469	1	54,678,470

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2016)	4,780,570	1	4,780,571
Additions	2,757,007	-	2,757,007
Closing balance - (December 31, 2017)	7,537,577	1	7,537,578
Deferred exploration costs:
Opening balance - (December 31, 2016)	31,204,785	-	31,204,785
Costs incurred during the period
Drilling and related costs	1,053,771	-	1,053,771
Professional/technical fees	112,191	-	112,191
Claim maintenance/lease costs	160,251	-	160,251
Geochemical, metallurgy	746,103	-	746,103
Technical studies	1,698,055	-	1,698,055
Travel and accommodation	390,927	-	390,927
Geology, geophysics and exploration	795,731	-	795,731
Supplies and misc.	118,015	-	118,015
Water exploration	7,981	-	7,981
Environmental	534,081	-	534,081
Value-added tax (Note 4)	444,729	-	444,729
Total deferred exploration costs during the period	6,061,835	-	6,061,835
Closing balance - (December 31, 2017)	37,266,620	-	37,266,620
Total exploration and evaluation assets	44,804,197	1	44,804,198

The following is a description of the Company’s most significant property interests and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2018, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placement and other issues of common shares in 2018, 2017 and 2016

On June 7, 2018, the Company closed a non-brokered private placement by the issuance of 9,440,000 units at a price of $1.00 per unit for gross proceeds of $9,440,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.35 per share until June 7, 2022. The warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the common shares on the Toronto stock exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date. Share issuance costs included finders’ fee of $384,900 in cash, and finders’ warrants to purchase up to 192,450 common shares at a price of $1.35 per common share until June 7, 2020. The fair value of the finders’ warrants was $36,566 per statement of equity. In connection with the private placement, the Company also incurred $216,659 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $296,823 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(b)	Details of private placement and other issues of common shares in 2018, 2017 and 2016 (continued)

On May 25, 2016, the Company closed a non-brokered private placement by the issuance of 3,229,082 units at a price of $1.35 per unit for gross proceeds to the Company of $4,359,260. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until November 25, 2018. Share issue costs included a finder’s fee of $147,925 in cash, and finders’ warrants to purchase up to 45,944 common shares at a price of $1.44 per common share until November 25, 2018. The fair value of the finders’ warrants was $17,918. In connection with the private placement, the Company also incurred $119,689 in share issue costs. These amounts were recorded as reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

(c)	Warrants

The continuity of warrants for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	(1,614,541)	-
November 25, 2018	$1.44	22,972	-	-	(22,972)	-
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	(1,637,513)	11,407,199
Weighted average exercise price		$2.27	$1.35	-	$1.99	$1.91

The weighted average remaining life of warrants outstanding at December 31, 2018 was 2.14 years (2017 – 1.95 years).

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(c)	Warrants (continued)

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

	Exercise	December 31,			Expired/	December 31,
Expiry date	price	2015	Issued	Exercised	cancelled	2016
February 11, 2016	$1.76	2,210,000	-	-	(2,210,000)	-
February 11, 2016	$1.12	49,410	-	-	(49,410)	-
July 17, 2016	$1.58	4,376,000	-	(4,376,000)	-	-
July 17, 2016	$1.32	186,000	-	-	(186,000)	-
November 17, 2017	$1.00	2,253,334	-	(216,667)	-	2,036,667
November 17, 2017	$0.77	35,200	-	(35,200)	-	-
November 25, 2018	$2.00	-	1,614,541	-	-	1,614,541
November 25, 2018	$1.44	-	45,944	-	-	45,944
Warrants outstanding and exercisable		9,109,944	1,660,485	(4,627,867)	(2,445,410)	3,697,152
Weighted average exercise price		$1.47	$1.98	$1.55	$1.71	$1.44

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2018, 2017 and 2016 calculated using the Black-Scholes model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
192,450	June 7, 2018	$0.19	1.94%	2	54.02%	$Nil
295,734	June 1, 2017	$0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$0.51	0.72%	2.50	61.54%	$Nil
45,944	May 25, 2016	$0.39	0.59%	2	55.53%	$Nil

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2018, the Company had reserved 1,465,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2018, 2017 and 2016 vested on the grant date.

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the year ended December 31, 2018, 2017 and 2016 are as follows:

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

Expiry date	Exercise price	December 31, 2017	Granted	Exercised		Expired	December 31, 2018
April 4, 2018	$1.74	90,000	-	-		(90,000)	-
May 6, 2018	$1.41	100,000	-	-		(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-		(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-		(250,000)	-
June 29, 2018	$1.71	15,000	-	-		(15,000)	-
August 9, 2018	$1.91	491,000	-	-		(491,000)	-
September 15, 2018	$1.85	170,000	-	-		(170,000)	-
December 11, 2018	$0.72	590,000	-	(575,000	)(i)	(15,000)	-
December 11, 2018	$1.68	150,000	-	-		(150,000)	-
December 11, 2018	$1.80	20,000	-	-		(20,000)	-
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	207,000	-	-		-	207,000
May 4, 2019	$1.99	175,000	-	-		-	175,000
May 19, 2019	$1.84	75,000	-	-		-	75,000
June 12, 2019	$1.89	75,000	-	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	1,427,000	-	-		-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-		-	1,160,000
April 10, 2020	$1.03	-	90,000	-		-	90,000
April 30, 2020	$1.53	500,000	-	-		-	500,000
April 30, 2020	$1.14	100,000	-	-		-	100,000
April 30, 2020	$1.04	-	100,000	-		-	100,000
June 8, 2020	$0.98	-	2,180,000	-		-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-		(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-		-	106,000
September 30, 2020	$0.79	-	170,000	-		-	170,000
December 13, 2020	$0.86	-	762,000	-		-	762,000
February 7, 2021	$1.11	-	300,000	-		-	300,000
March 29, 2021	$1.08	-	400,000	-		-	400,000
December 12, 2021	$1.00	-	200,000	-		-	200,000
Options outstanding and exercisable		9,290,000	4,308,000	(575,000)		(3,316,000)	9,707,000
Weighted average exercise price		$1.39	$0.97	$0.72		$1.54	$1.19

(i)	In accordance with the Company’s stock option plan, options holders exercised 552,000 stock options on a cashless basis at an exercise price of $0.72. The total number of shares issued in connection with the cashless exercise of options was 64,094.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2018 was 1.24 years (2017 – 1.33 years).

Expiry date	Exercise price	December 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(j)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72, respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (Continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

Expiry date	Exercise price	December 31, 2015	Granted	Exercised		Expired / cancelled	December 31, 2016
May 6, 2016	$1.33	65,000	-	-		(65,000)	-
June 8, 2016	$2.89	2,145,000	-	-		(2,145,000)	-
July 14, 2016	$1.37	130,000	-	(120,000	)(i)	(10,000)	-
August 15, 2016	$2.57	150,000	-	-		(150,000)	-
October 10, 2016	$1.23	150,000	-	(150,000	)(i)	-	-
January 6, 2017	$0.98	1,180,000	-	-		-	1,180,000
May 4, 2017	$1.91	200,000	-	-		(25,000)	175,000
June 8, 2017	$1.98	75,000	-	-		-	75,000
August 26, 2017	$0.74	1,445,000	-	(135,000)		-	1,310,000
September 11, 2017	$2.31	500,000	-	-		-	500,000
November 22, 2017	$2.22	100,000	-	-		-	100,000
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	-	100,000	-		-	100,000
June 8, 2018	$1.44	-	1,915,000	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	-	15,000	-		-	15,000
August 9, 2018	$1.91	-	491,000	-		-	491,000
September 15, 2018	$1.85	-	170,000	-		-	170,000
December 11, 2018	$0.72	756,000	-	(32,000)		-	724,000
December 11, 2018	$1.68	-	150,000	-		-	150,000
December 11, 2018	$1.80	-	20,000	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	-	60,000	-		-	60,000
Options outstanding and exercisable		7,761,000	2,921,000	(437,000)		(2,395,000)	7,850,000
Weighted average exercise price		$1.65	$1.55	$1.08		$2.81	$1.29

(i)	In accordance with the Company’s stock option plan, options holders exercised 105,000 and 150,000 stock options on a cashless basis at an exercise price of $1.37 and $1.23. The total number of shares issued in connection with the cashless exercise of options was 63,510.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

8.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the years ended December 31, 2018, 2017 and 2016, calculated using the Black-Scholes model at grant date, are as follows:

Weighted average assumptions used

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
762,000	December 13, 2018	$0.24	1.89%	2	49.38%	$Nil
200,000	December 12, 2018	$0.28	2.06%	3	49.50%	$Nil
170,000	September 26, 2018	$0.25	2.19%	2	47.93%	$Nil
106,000	August 15, 2018	$0.21	2.09%	2	48.39%	$Nil
2,180,000	June 18, 2018	$0.29	1.85%	2	51.53%	$Nil
100,000	May 7, 2018	$0.33	1.95%	2	55.21%	$Nil
90,000	April 10, 2018	$0.31	1.85%	2	55.18%	$Nil
400,000	March 29, 2018	$0.42	1.94%	3	55.10%	$Nil
300,000	February 7, 2018	$0.48	1.99%	3	64.14%	$Nil
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil
60,000	December 21, 2016	$0.42	0.83%	2	70.18%	$Nil
20,000	November 2, 2016	$0.69	0.54%	2	68.31%	$Nil
150,000	October 6, 2016	$0.57	0.60%	2	68.47%	$Nil
170,000	September 15, 2016	$0.70	0.58%	2	68.08%	$Nil
491,000	August 9, 2016	$0.76	0.50%	2	67.52%	$Nil
15,000	June 29, 2016	$0.87	0.54%	2	66.44%	$Nil
1,915,000	June 8, 2016	$0.62	0.54%	2	64.68%	$Nil
100,000	May 6, 2016	$0.52	0.54%	2	63.84%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2018 was $1,308,740 (2017 - $2,693,070; 2016 -$1,869,010).

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

9.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer, Vice President Operations & Projects, and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 9 (b)) is as follows:

	December 31,	December 31,	December 31,
	2018	2017	2016

Salaries and benefits	$952,079	$813,400	$755,475
Share-based payments	1,090,540	2,216,170	1,537,060
Directors’ fees	70,000	70,000	41,000
	$2,112,619	$3,099,570	$2,333,535

(b)	Almadex Minerals Ltd (“Almadex”)

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to the administrative service agreements between the Company and Almadex.

During the year ended December 31, 2018, the Company received $542,657 (2017 - $499,798; 2016 - $464,498) from Azucar for administrative services fees included in other income and received $243,260 (2017 - $Nil; 2016 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2018, included in accounts receivable is $170,181 (2017 - $195,551) due from Azucar and $116,268 (2017 - $Nil) due from Almadex in relation to expenses recoveries.

At December 31, 2018, the Company accrued $37,533 (2017 - $153,038) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2018, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2017 - $43,800; 2016 - $38,800) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

10.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2018 was based on the loss attributable to common shareholders of $3,511,667 (2017 - $5,231,295; 2016 - $4,023,504) and a weighted average number of common shares outstanding of 107,584,263 (2017 - 95,873,417, 2016 - 82,322,754).

The calculation of diluted net loss per share for the year ended December 31, 2018, 2017 and 2016 did not include the effect of stock options and warrants as they are anti-dilutive.

11.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2018	December 31, 2017	December 31, 2016

Exploration and evaluation assets expenditures included in trade and other payables	$694,167	$493,943	$535,254
Fair value of finders’ warrants	36,566	180,691	17,918
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	12,797	5,984
Fair value of cash stock options transferred to share capital on exercise of options	6,670	496,859	43,180
Fair value of cashless stock options transferred to share capital on exercise of options	160,080	387,930	108,300

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

11.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2018	December 31, 2017

Cash	$2,580,580	$1,449,184
Term Deposits	2,500,000	14,885,350
	$5,080,580	$16,334,534

12.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2018	December 31, 2017	December 31, 2016
Loss before income taxes	$(3,511,667)	$(5,231,295)	$(4,023,504)
Statutory rate	27.00%	26.00%	26.00%

Expected income tax	(948,150)	(1,360,137)	(1,046,111)
Effect of different tax rates in foreign jurisdictions	(38,010)	9,728	343
Non-deductible share-based payments	353,360	700,198	485,943
Other permanent items	2,766	3,360	2,022
Change in deferred tax assets not recognized	151,738	1,921,226	3,518,776
Impact of change in tax rates	-	(348,020)	-
Impact of change in expected manner of recovery	-	-	853,274
Share issuance costs	(172,294)	(399,602)	(39,241)
True-ups and other	650,590	(526,753)	(3,775,006)
Deferred income tax (recovery) expenses	$-	$-	$-

In September 2017, the British Columbia (BC) Government proposed changes to the general corporate income tax rate to increase the rate from 11% to 12% effective January 1, 2018 and onwards. This change in tax rate was substantively enacted on October 26, 2017. The relevant deferred tax balances have been remeasured to reflect the increase in the Company’s combined Federal and Provincial (BC) general corporate income tax rate from 26% to 27%.

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out, management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

12.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2018	December 31, 2017

Deferred tax assets
Non-capital losses	$4,282,555	$4,282,555

Deferred tax liabilities
Exploration and evaluation assets	(5,717,437)	(5,717,437)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2018	December 31, 2017

Non-capital loss carry forwards	$18,758,080	$17,803,193
Capital loss carry forwards	24,538,993	24,538,993
Exploration and evaluation assets	8,221,842	8,221,842
Share issue costs	1,554,264	1,778,234
Property, plant and equipment	483,609	10,127
Cumulative eligible capital deduction	-	507,429
Investment tax credit	239,849	239,849
	$53,796,637	$53,099,667

At December 31, 2018, the Company had operating loss carry forwards available for tax purposes in Canada of $17,858,501 (2017 - $15,706,045) which expire between 2032 and 2038 and in Mexico of $15,173,872 (2017 - $16,378,174) which expire between 2022 and 2028.

13.	Commitments

The Company has entered into an operating lease for office premises effective April 1, 2017 through to March 31, 2022.

As at December 31, 2018, the remaining payments for operating lease are due as follows:

	2019	2020	2021	2022	2023	Total
Office lease	$179,706	$191,512	$192,336	$48,084	-	$611,638

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company does not carry any financial instruments at fair value.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2018, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$1,004,652	$293,525
Accounts receivable and prepaid expenses	-	82
Total assets	$1,004,652	$293,607

Trade and other payables	$531,083	$40,373
Total liabilities	$531,083	$40,373

Net assets	$473,569	$253,234

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $47,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $25,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars
14.	Financial instruments (Continued)

(b)	Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2018, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $51,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

Almaden Minerals Ltd.
Notes to the consolidated financial statements
For the years ended December 31, 2018, 2017 and 2016
Expressed in Canadian dollars

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2018	December 31, 2017
Canada	$86,372	$120,803
United States	13,673,883	5,168,856
Mexico	54,683,143	44,810,040
	$68,443,398	$50,099,699

17.	Subsequent events

On January 3, 2019, the Company granted certain consultant, officers and directors an aggregate of 425,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.84 per share until February 7, 2021.

On March 1, 2019, the Company granted a consultant an aggregate of 100,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.90 per share until March 29, 2021.